News Release

ZURICH®

Zurich to establish new distribution platform in China

Zurich Financial Services
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Zurich, September 4, 2007 – Zurich Financial Services Group (Zurich) today unveiled details of an innovative distribution strategy for the rapidly growing Chinese insurance market. The new initiative, which will operate under the name Zurich Insurance Brokers (Beijing) Limited, follows the acquisition earlier this year of a 24.51% stake in Best Harmonious Insurance Brokers Company, Ltd., a nationally licensed Chinese insurance brokerage firm domiciled in Beijing. The acquisition, which together with the name change has received full regulatory approval, provides Zurich and its business partners with a multi-channel distribution platform capable of delivering general and life insurance products to customers across China.

With multiple locations planned, the new platform will leverage Zurich's successful distribution capabilities in the region, including training, development and recruitment techniques employed in Hong Kong and the call center processes developed in Taiwan. Furthermore, the platform expands Zurich's brand presence in one of the world's fastest growing insurance markets.

"This distribution platform marks a further important step in our long-term approach to the Chinese market, and reflects our broader Group strategy of targeting customer, product and distribution capabilities as our paths to profitable growth," remarked James J. Schiro, Zurich's Chief Executive Officer (CEO). "We are also pleased to be bringing 135 years of global risk management expertise closer to our Chinese customers, thereby contributing to the development of China's insurance industry."

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ZURICH®

The new platform expands upon Zurich's two existing pillars in the Chinese market, complementing both the Group's general insurance branch operations in Beijing and its 20 percent share in New China Life, the country's fourth largest life insurer based on 2006 premiums.

Johnny Chen, CEO of Zurich's Greater China and Southeast Asia business added, "A key component for our global success is our dedication to knowledge sharing in local markets. The new platform will not only enlarge our presence in the Chinese market, but will also allow us to transfer the Group's proven know-how and distribution capabilities to the local sales force. Zurich firmly believes that knowledge transfer and sharing forms the basis for any successful emerging market engagement."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

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